

Mail Stop 4631

January 28, 2010

Mr. Bradley S. Forsyth
Senior Vice President and Chief Financial Officer
Willis Lease Finance Corporation
773 San Marin Drive, Suite 2215
Novato, CA 94998

> **RE: Form 10-K for the year ended December 31, 2008**
> **Form 10-Q for the quarter ended March 31, 2009**
> **Definitive Proxy Statement on Schedule 14A filed on April 29, 2009**
> **File No. 001-15369**

Dear Mr. Forsyth:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the year ended December 31, 2008

1. Please ensure that your amended Form 10-K includes all of the information provided in response to the comments in our letter dated December 3, 2009. In this regard, we note that your amended Form 10-K should include the complete report, including all Part III information.

2. We note your response to comment two in our letter dated December 3, 2009. Please ensure that you identify the series I junior participating preferred stock on the cover page of the Form 10-K as being registered pursuant to Section 12(b) of the Exchange Act.

3. We note your response to comment five in our letter dated December 3, 2009. In particular, we note that one of the bases upon which you may be removed as servicer and administrative agent for the WEST facility is a failure to maintain certain financial covenants. Please disclose these covenants and indicate whether you a currently in compliance therewith.

Form 10-Q for the quarter ended March 31, 2009

4. We note your response to comment 10 in our letter dated December 3, 2009. We also note that you filed an amendment to your Form 10-Q for the quarter ended March 31, 2009 on January 15, 2010. We have the following comments:

- The amended Form 10-Q did not include the complete report. Please file an amendment to your Form 10-Q for the quarter ended March 31, 2009 that includes the complete report and revised certifications.

- We note that the certifications filed with the amended Form 10-Q continue to deviate from the requirements of Item 601(b)(31)(i) of Regulation S-K by modifying the term "internal control over financial reporting" in paragraphs 4(d) and 5(b) . Please revise accordingly.

Definitive Proxy Statement on Schedule 14A filed on April 29, 2009

5. We note your response to comment 12 in our letter dated December 3, 2009, and have the following comments.

- We note your disclosure of where amounts under each element of compensation were projected to fall relative to targeted amounts and to compensation levels at comparable companies. However, please revise your disclosure to explain where compensation for each of your named executive officers actually fell relative to targeted amounts and percentiles. In addition, please explain your reasons for paying any amount above or below the targeted percentiles.

- We note that long-term incentive plan compensation grants were made based on a subjective evaluation of each executive's performance and potential and of the company's financial position and performance. Please describe the elements of individual performance and of the company's performance that were taken into account when making actual grants. See Item 402(b)(2)(vii) of Regulation S-K. In addition, please explain why you determined to award such incentive compensation in the form of restricted stock.

- Please explain why you based the amount of restricted stock to award in July 2008 on "1/3 the number of options granted for the initial WEST transaction." Further, to give context to this discussion, please briefly describe "the initial WEST transaction" and disclose the number of options and other compensation awarded in connection with such transaction. See Instruction 2 to Item 402(b) of Regulation S-K.

6. We note your response to comment 15 in our letter dated December 3, 2009. Please describe the elements of individual performance that were considered in determining to increase the base salaries of Messrs. Willis and Forsyth and Ms. Webber. See Item 402(b)(2)(vii) of Regulation S-K.

7. We note your responses to comments 16 and 18 in our letter dated December 3, 2009. Please explain how return on equity is calculated. See Instruction 5 to Item 402(b) of Regulation S-K.

8. We note your response to comment 24 in our letter dated December 3, 2009. Please ensure that the additional aggregate value of accelerated equity vesting is included in your computation of total potential severance payments. See Item 402(j) of Regulation S-K.

9. The representations requested at the end of our letter dated December 3, 2009, must be made directly by the registrant. Please provide these representations in your next response letter.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or, in his absence, Andrew Schoeffler, Senior Staff Attorney, at (202) 551-3748 if you have any questions.

Sincerely,

Pamela A. Long
Assistant Director